February 19, 2010

Via Electronic Mail and EDGAR

Securities and Exchange Commission

ATTN:  Mr. John Lucas and Ms. Laura Nicholson

100 F Street, NE
Washington, D.C.  20549

Re:

Timberline Resources Corporation – Request for Acceleration

Amended Registration Statement on Form S-3/A

Filed on February 16, 2010

File No. 333-162631

Ladies and Gentlemen:

On behalf of Timberline Resources Corporation, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Amended Registration Statement on Form S-3/A (No. 333-162631) and to permit said Registration Statement to become effective at 5:00 p.m. on February 22, 2010, or as soon thereafter as practicable.

Timberline Resources Corporation hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

TIMBERLINE RESOURCES CORPORATION

/s/ Randal Hardy

Randal Hardy

Chief Executive Officer